August 16, 2005

Via Facsimile 65 6536 1171 and U.S. Mail

Michael W. Sturrock, Esq.
Latham & Watkins LLP
80- Raffles Place
#14-20 UOB Plaza 2
Singapore 048624

Re:	Chartered Semiconductors Manufacturing LTD
Schedule TO-I filed August 8, 2005
      File No. 5-58225

Dear Mr. Sturrock:

      We have reviewed the above-referenced filing and have the following comments:
Schedule TO
Offer to Purchase
1. We note your statement that if a condition occurs prior to "Settlement Date" you may terminate or delay consummation of the offer. As you know, it is our view that all offer conditions, other than those related to regulatory approvals necessary for consummation of the offer must be satisfied or waived on or before the expiration date. Please revise throughout the offer to purchase.

Important Notice top Holders, page ii

2. We note your statement that "holders should not construe the contents of this Offer to Purchase and related documents as business or tax advice." Security holders are entitled to rely upon the disclosure. Please revise.
Forward-Looking Statements, page v

3. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.
4. Delete the statement that you assume no obligation to update forward-looking information. In the alternative, explain how this position is consonant with your disclosure obligations. See Rule 13e-4(e)(3).
Summary, page 1
	Tender Offer Consideration, page 1

5. Please revise to quantify the interest payment to be received on a per $1,000 basis as of the anticipated closing date.
Procedure for Tendering Securities, page 6

6. We note that you reserve the right to "waive any of the conditions of the Offer . . . whether or not similar conditions . . . are waived in the case of other Holders." In the event you waive a condition for one holder, you must waive it for all holders. Please revise accordingly.
Special Considerations, page 9
7. We note your statement that the company may make additional purchases of its securities. Please confirm that any such purchases will comply with Rule 13(e)-4(f)(6).

Conditions to the Offer, page 10
8. We note that you reserve the right to terminate the offer in the event a condition is triggered "regardless of the circumstances giving rise to the failure of the conditions (including any action or inaction by the company) . . .". Allowing acts or omissions by the company to trigger a condition to the offer may render the offer illusory in that the circumstances giving rise to the existence of a condition are within the control of the company. Please revise your disclosure accordingly.

Material U.S. Federal and Singapore Income Tax Consequences, page
15

9. Please delete the statement that your discussion "is for general information only and is not tax advice." We believe this statement might suggest that security holders may not rely on the description of material tax consequences included in the offering document. Make corresponding revisions to your discussion of Singapore tax consequences.


Closing Comments
      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, due to the omission of financial statements, we believe a supplement may be required to be sent to security holders.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* you are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3345.

      						Sincerely,



							Michael Pressman
							Office of Mergers
and Acquisitions
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August 16, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE